SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

NO-LAPSE PROTECTION RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date.  It is part of, and subject to, the other terms and conditions of the Policy.  If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
This rider prevents the Policy from terminating for Insufficient Value on and after the Policy Date subject to the conditions described in the Lapse Protection provision below.

Definitions

Lapse Protection Expense Charge: An amount used to determine the Lapse Protection Value as shown in Section 1 of the Policy. It is a percentage amount that is deducted from each Premium payment to determine the Lapse Protection Net Premium.

Lapse Protection Interest Rate: The interest rate used to determine the Lapse Protection Value as shown in Section 1 of the Policy.

Lapse Protection Monthly Cost of Insurance rates: The Cost of Insurance rates used to determine the Lapse Protection Value, as shown in Section 2A of the Policy.

Lapse Protection Monthly Expense Charge: An amount used to determine the Lapse Protection Value on a monthly basis. It equals the amount shown in Section 1 multiplied by the Specified Face Amount divided by 1,000.

Lapse Protection Net Premium: An amount used to determine the Lapse Protection Value. It equals   the Premium, multiplied by 1 minus the Lapse Protection Expense Charge.

Lapse Protection Value: a reference value only and not a value actually payable. It is used to determine whether or not the Policy will remain in force when the Account Value less Policy Debt is equal to or less than zero. For purposes of calculating the Lapse Protection Value, Premiums received during a Policy Month are considered to have been received on the Monthly Anniversary Day that begins that Policy Month.

No-Lapse Protection Period:  The period, based on the Insured’s Issue Age, sex, Class and the amount of the planned periodic Premium scheduled to be paid, during which Lapse Protection is provided as shown in Section 1. The No-Lapse Protection Period begins on the Policy Date.

           General

Lapse Protection
While this rider is in effect, the Policy will stay in force during the No-Lapse Protection Period shown in Section 1 even if the Account Value less Policy Debt is equal to or less than zero as long as:

a.	the Lapse Protection Value less Policy Debt is greater than zero;
b.	the Death Benefit Option is Option A; and
c.	the Account Value is allocated to (i) the Fixed Account or (ii) an asset allocation model or Variable Sub-Account the Company designates for use with this rider.

Method of Determining Lapse Protection Value
The Lapse Protection Value on the Policy Date is equal to the Lapse Protection Net Premium less the Lapse Protection Monthly Expense Charge shown in Section 1 of the Policy. The Lapse Protection Value is then determined daily by adding interest for the prior day at the Lapse Protection Interest Rate shown in Section 1 of the Policy, adding any Lapse Protection Net Premium, and subtracting any Partial Withdrawals and Partial Withdrawal fees. On a Monthly Anniversary Day, the Lapse Protection Monthly Deduction and any applicable Surrender Charge on Decrease in Specified Face Amount are deducted from the Lapse Protection Value.

Lapse Protection Monthly Deduction
The Lapse Protection Monthly Deduction equals the Lapse Protection Monthly Cost of Insurance for the Policy Month just ended plus the Lapse Protection Monthly Expense Charge for the Policy Month just beginning.  There will be no Lapse Protection Monthly Deductions after the Monthly Anniversary Day at which the Insured’s Attained Age equals 100.

Lapse Protection Monthly Cost of Insurance
The Monthly Cost of Insurance equals:

(1)	the Lapse Protection Monthly Cost of Insurance rate multiplied by the Rider Net Amount at Risk divided by 1,000; plus
(2)	any Flat Extra Charge shown in Section 1.

The Rider Net Amount at Risk equals:

(1)	the Specified Face Amount and any Supplemental Insurance Amount provided by rider; less
(2)	the Lapse Protection Value on the last day of the Policy Month just ended.

Lapse Protection Monthly Cost of Insurance Rates
The Lapse Protection Monthly Cost of Insurance rates (except for the rate applicable to any increase in the Specified Face Amount) as shown in the table in Section 2A of the Policy are based on the Insured's Attained Age, sex, and risk Class on the applicable Monthly Anniversary Day.

If there are increases in the Specified Face Amount or any Supplemental Insurance Amounts provided by rider, the cost of insurance rates are determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount and any Supplemental Insurance Amounts provided by rider.

Rider Charge
While this rider is in effect, a Rider Charge will be deducted monthly from the Account Value. The charge is equal to the amount shown in Section 1 multiplied by the Total Net Amount at Risk. The Total Net Amount at Risk is defined as:

1.	the Specified Face Amount and any Supplemental Insurance Amount provided by rider; less
2.	the Account Value on the last day of the Policy Month just ended.

 The Rider Charge is based on the Insured’s sex, Issue Age and Class.

Grace Period
If, on a Monthly Anniversary Day, the Policy would lapse by reason of the Lapse Protection Value less Policy Debt being equal to or less than zero, we will allow a Grace Period. This Grace Period will allow 61 days from the date of lapse for the payment of a Premium sufficient to keep this Policy in force. An amount sufficient to put the Policy in force is not less than:

1.	the Lapse Protection Monthly Deductions which were overdue at the end of the grace period; plus
2.	any excess of the Policy Debt over the Lapse Protection Value at the end of the grace period; plus
3.	three times the Lapse Protection Monthly Cost of Insurance deductions applicable at the date of reinstatement; plus
4.   three times the Lapse Protection Monthly Expense Charge.

Termination
Termination of this rider will occur at the earliest of:

a.	termination of the Policy; or
b.	a change from Death Benefit Option A to Death Benefit Option B; or
c.	the date the Account Value is not allocated to (i) the Fixed Account or (ii) an asset allocation model or Variable Sub-Account the Company designates for use with this rider; or
d.	the date we approve your request to terminate this rider.

/s/ Robert C. Salipante
[Robert C. Salipante], [President]

VUL-NLPR-2008-NY